MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended March 31, 2014

Dated May 7, 2014

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Management’s Discussion and Analysis for Quarter Ended March 31, 2014

INTRODUCTION

This Management’s Discussion & Analysis (“MD&A”) of Tahoe Resources Inc. and its subsidiaries (“Tahoe” or the “Company”) has been prepared to enable a reader to assess material changes in financial condition and results of operations as at and for the three months ended March 31, 2014. The following discussion of performance, financial condition, and future prospects should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2013, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and the unaudited condensed interim consolidated financial statements of the Company for the three months ended March 31, 2014 (prepared in accordance with IAS 34 Financial Reporting (“IAS 34”). The information provided herein supplements, but does not form part of, the condensed interim consolidated financial statements. This discussion covers the three month period ended March 31, 2014 and the subsequent period up to the date of this MD&A. All dollar amounts are stated in thousands of United States dollars unless otherwise indicated, Information for this MD&A is as at May 7, 2014.

BUSINESS OVERVIEW

Tahoe was incorporated on November 10, 2009 under the laws of the Province of British Columbia and its principal objective is to profitably operate the Escobal mine, a mining operation located in southeastern Guatemala containing high-grade silver, gold, lead, and zinc mineralization (“Escobal mine”).

Maintaining the Escobal mine as a profitable silver mining operation will depend upon Tahoe’s ability to consistently mine to design parameters and to process mined material at approximate design throughput rates. The Company’s only commercial operation is the Escobal Mine.

Tahoe is engaged in the operation of the Escobal mine and ongoing exploration activities. In addition, the Company is engaged in the exploration and a review of prospective mineral acquisitions in the Americas for mining of precious metals.

HIGHLIGHTS OF Q1 2014

OPERATIONAL

  On January 14, 2014, the Company announced that the Escobal mine was now operating as intended by management. Predetermined production criteria had been met in determining that the operation had achieved commercial production.

  The Company completed 1,985 metres of underground development during the quarter and 10,737 metres of production drilling.

  Mine production totaled 256.7 thousand tonnes of mill feed during the quarter.

  Mill throughput averaged 2,873 tonnes per day (“tpd”) in January, 3,031 tpd in February and 3,217 tpd in March.

  During the quarter, the Escobal mine produced 4.1 million ounces of silver, 2,867 ounces of gold, 2,342 tonnes of lead and 2,645 tonnes of zinc in concentrate.

  First quarter sales consisted of 4.2 million ounces of silver, 2,412 ounces of gold, 2,386 tonnes of lead and 2,253 tonnes of zinc.

  Escobal achieved mine operating earnings of $43.1 million during the first quarter of 2014, the first quarter of commercial production.

Management’s Discussion and Analysis for Quarter Ended March 31, 2014

BUSINESS AND POLITICAL

  In January 2014, the Company’s Guatemalan subsidiary, Minera San Rafael, S.A. (MSR), made the first royalty and voluntary contribution payment to the Guatemalan government and the San Rafael las Flores region. Together with the Guatemalan mining law, the Escobal voluntary Royalty Agreement commits the Company to pay a 5% Net Smelter Return (“NSR”) royalty on the concentrates sold from the Escobal mine production. Under the Royalty Agreement two percent will benefit San Rafael communities, two percent will benefit the Federal government and an additional one percent will benefit certain outlying municipalities in Santa Rosa and Jalapa departments.

OVERVIEW OF Q1 2014

ESCOBAL OPERATIONS

The Company achieved commercial production at the Escobal mine in January 2014 and produced 4.1 million ounces of silver contained in lead and zinc concentrates in the first quarter. Lead and zinc concentrate production during the quarter totaled 4,910 wet metric tonnes (“wmt”) and 4,918 wmt, respectively.

Commissioning of the Escobal Mine was completed as operating levels intended by management had been reached. Accordingly, amounts capitalized associated with the estimated resource within the mine plan were reclassified from non-depletable to depletable mining interest. Depreciation and depreciation of capitalized costs classified as depletable commenced effective January 1, 2014. In addition, proceeds from sales of metal concentrates and costs incurred during production have been included in net earnings effective January 1, 2014. The following criteria was used in establishing commercial production:

  Mine production rates were sufficient to feed mill operations.

  Average throughput at the mill was in excess of 70% of capacity (2,450 tpd) for 30 days which was achieved January 13, 2014.

  Recovery of metal exceeded 80% of target or expected rates.

  Both lead and zinc concentrate were being produced – achieved late October 2013.

  Concentrate grades consistently exceeded 90% of the minimum expected specification.

  Tailings filtration exceeded 70% of target tonnage over a reasonable period of time.

During the first quarter of 2014, 5,309 dry metric tonnes (“dmt”) of lead concentrate and 5,129 dmt of zinc concentrate containing approximately 4.2 million payable ounces of silver were shipped and sold to third party smelters.

Revenues of $89.9 million generated from concentrate sales at operating costs of $46.7 million resulted in mine operating earnings of $43.1 million in the first quarter.

Total cash cost per ounce of silver produced, net of by-product credits, for the first quarter of 2014 was $6.68, slightly higher than, but in line with guidance provided in November 2013 of $5.65 to $6.25 per ounce due to timing of anticipated silver production. Non-GAAP cost per ounce calculations are described in section VI, Selected Financial Information.

There were no comparable production and earning results during the same period in 2013 as operations had not commenced at that time.

Management’s Discussion and Analysis for Quarter Ended March 31, 2014

Three Months Ending March 31, 2014
Tonnes Milled	273,693
TPD	3,041
Average Metal Grades
Silver (grams per tonne)	551
Gold (grams per tonne)	0.46
Lead (percent)	0.97
Zinc (percent)	1.36
Average Metal Recovery(1)
Silver	85.4%
Gold	65.8%
Lead	87.3%
Zinc	71.4%
Recovered Metal(2)
Silver Ounces	4,121,815
Gold Ounces	2,687
Lead Tonnes	2,342
Zinc Tonnes	2,645
Payable Metal
Silver Ounces	3,918,340
Gold Ounces	2,526
Lead Tonnes	2,225
Zinc Tonnes	2,249
Cost Per Ounce Silver Produced (3)
Total Cash Cost Per Ounce Net of By-Product Credit	$6.68
Total Production Cost Per Ounce Net of By-Product Credit	$9.14
All-in-Sustaining Cost Per Ounce Net of By-Product Credit	$10.25

Capital Expenditures (thousands) (4)	$10,755

(1)	Percent silver and gold recovered into lead and zinc concentrates. Percent lead recovered into lead concentrate. Percent zinc recovered into zinc concentrate
(2)	Silver and gold contained in lead and zinc concentrates; Lead contained in lead concentrate; zinc contained in zinc concentrate
(3)	Non-GAAP measurements - described in section VI. Selected Financial Information
(4)	Total Capital ($000's )	$10,755
	Non-Sustaining	(5,689)
	Sustaining Capital	5,066
	Project Close Out	(2,370)
	PPE Working Capital Change	15,608
	Net Change in PPE Cash Flow	$18,304

Management’s Discussion and Analysis for Quarter Ended March 31, 2014

Mill Performance

The Escobal mill continued to improve performance and metal recovery rates through the first quarter of 2014, with a total of 273,693 tonnes processed during the quarter. Mill throughput averaged 2,873 tpd in January; 3,031 tpd in February; and 3,217 tpd in March, with a highest single day throughput of 3,932 tpd.

Underground Development and Production

Underground development continues to meet the life-of-mine production schedule, with 197 meters of primary ramp development and 338 meters of sublevel development completed during the first quarter. Total project to date waste rock development stands at 8,621 meters of advance.

During the first quarter, 1,450 meters of stope development were completed on the 1265, 1291, 1315, and 1340 production sublevels. Mine to date stope development totals 6,402 meters. The mine produced 256,713 tonnes of mill feed during the quarter from stopes primarily located at the 1265 sublevel during the quarter, with additional mill feed produced from stope development activities.

Some stope instability was experienced in a portion of the Central Zone where the vertical contact between volcanic and sedimentary units coincided with the hanging wall, which led to mining of lower grades early in the quarter. This issue was resolved by localized stope redesign and a change in ground support with little expected impact to future production or costs.

Capital Projects

Excavation of the primary ventilation exhaust shaft was completed in February 2014. The six meter diameter ventilation shaft extends approximately 150 meters down from the surface and provides for the primary ventilation exhaust, with fresh air entering the mine through each of the two portals. A 1250 horse power fan was installed, commissioned, and operational in early March.

Optimization of the paste backfill plant began during the quarter, with paste plant performance continuing to show improvements in both throughput and quality of backfill. Engineering and equipment procurement for the paste backfill plant optimization plan to provide sufficient backfill for planned production increases was initiated in January. The upgraded plant is expected to be operational in the third quarter of 2014.

Construction of phases 3 and 4 of the dry stack tailing facility began in January, consisting of topsoil stripping, foundation excavation, underdrain installation, and installation of water management features. The dry stack facility has been operational since the fourth quarter of 2013, with a total of 175,657 cubic meters of filtered tailings placed and compacted to quarter end. Concurrent reclamation (topsoil placement in preparation for re-vegetation) of the front slope of the dry stack facility phases 1 and 2 was initiated in January.

Preliminary engineering and equipment selection for the expansion of the tailing filtration facility was initiated in the first quarter 2014. A fourth tailing filter press will be added to provide filtering capacity for the throughput expansion to 4,500 tpd anticipated in 2016. The capital expenditure estimate for the tailing filter expansion project is $8.8 million to be spent in 2014 and 2015, with commissioning slated for mid-2015.

Engineering and geologic/resource modeling in support of the 4,500 tpd expansion feasibility study began in January. The feasibility study, which will include the Company’s initial reserve statement is scheduled for completion by the fourth quarter of 2014.

Management’s Discussion and Analysis for Quarter Ended March 31, 2014

EXPLORATION

All identified mineral resources for the Escobal mine are located on the Escobal Exploitation concession, which along with three other exploration concessions comprise the project area. Two drills concentrated on exploration drilling at Escobal throughout the quarter.

During the quarter, eight surface exploration holes for a total of 5,503 metres were drilled at Escobal. Exploration drilling focused on testing dip extensions in the East, Central, and West zones, and explored new mineralized zone projections in the extreme east extension area. Mineralization in the project area is now recognized over a 3,000 metre strike length and 2,000 metre vertical range.

In addition to the Escobal vein, twelve veins have been discovered in the region. These prospective areas continue to be evaluated; however, a number of these veins occur on concessions whose applications have not yet been approved or are in areas that are not receptive to mining. There is no assurance that concessions will be granted which would allow the Company to extend exploration activities. Given the proposed moratorium on new licenses, regional exploration efforts outside of our four approved licenses have been temporarily suspended.

With the Escobal mine in production, exploration to identify and define target extensions will continue through wide step-out drilling. Priority will be placed on testing deep and lateral extension targets at Escobal as well as other district and regional targets. Exploration expenditures for the quarter totaled $1.5 million.

GOVERNMENT ACTIVITIES AND COMMUNITY RELATIONS

Appeal before the Constitutional Court

On July 23, 2013, a Court of Appeals in Guatemala held that MEM should have conducted a hearing of a written opposition to the Escobal exploitation license during the permitting application process. The court did not rule on the substance or validity of the license; it merely stated that MEM was obligated to hold an administrative hearing addressing the substance of the opposition under the 1997 Mining Law. The Court did not invalidate or comment on the Escobal exploitation license in its decision. MEM issued a press release on July 24, 2013 stating that the ruling had no impact on the status of the Escobal exploitation license. MEM and the Company have appealed the lower court’s decision to the Constitutional Court. If the Constitutional Court upholds the Court of Appeals’ decision, MEM will likely be compelled to hear the opposition which it already stated it believes to be without merit. A public hearing of the appeal was held in November, 2013. The Constitutional Court is expected to issue a ruling in the case sometime in the next several months.

Power Line

Organized resistance has impeded the Company’s attempts to install a power line along an approved right of way. The Company has opted to defer construction of the power line at this time and has installed contractor supplied generator power which is sufficient to operate the project up to 4500 tpd.

Management’s Discussion and Analysis for Quarter Ended March 31, 2014

CREDIT FACILITY

The Company entered into and drew down a $50 million credit facility during 2013 with a major international lender. The credit facility bears interest at a rate per annum of the US$ London Interbank Offered Rate (“LIBOR”) plus a margin of 6% per annum. The initial term of the note was 12 months which could be extended for an additional 12 months by mutual agreement.

On January 2, 2014, the Company expanded the facility and drew an additional $25 million to ensure adequate working capital through continued ramp up of the Escobal Mine and to support general corporate purposes. The $25 million bears interest at a rate per annum of the US$ LIBOR plus 7.25% . The additional funds have a maturity date of September 3, 2014. The maturity date of the original $50 million was also extended to September 3, 2014.

The credit facility is secured by substantially all of the assets of the Company and its subsidiaries: Tahoe Swiss AG, Escobal Resources Holding Limited and Minera San Rafael, S.A.

Additionally, the credit facility contains covenants that, among other things, restrict the ability of the Company and its subsidiaries to incur additional debt, merge, consolidate, transfer, lease or otherwise dispose of all or substantially all its of its assets to any other person. The Company is in compliance with all covenants.

2014 OPERATIONS OUTLOOK

The Company provided guidance regarding expected 2014 production and unit cost in November 2013. Production during 2014 is anticipated between 18 and 21 million ounces of silver in concentrate. Production will be weighted more to the second half of 2014, as a result, unit costs may be higher during the first half. Unit costs per ounce of silver are expected to be within guidance previously provided.

Previous guidance provided by the Company for 2014:

Silver contained in concentrates	18 to 21 million ounces

Total cash cost per ounce (before by-product credits)	$8.30	–	$9.20
By-product per ounce credit for gold, lead, zinc	(2.65)	–	(2.65)
Total cash cost per ounce (net of by-product credits)	$5.65	–	$6.25

Total production cost per ounce	$10.50	–	$11.50
All-in sustaining cost per ounce	$8.85	–	$9.85

Notes:
1.	See “Cautionary Statement on Forward-Looking Information” Note and “IV. Selected Financial Information – C. Results of Q1 2014 Operations – Non-GAAP Financial Measures” in this MD&A Note.
2.	Assumes the following metals prices: $20.00/oz silver; $1,200/oz gold; $0.95/lb lead; $0.90/lb zinc.
3.	Assumes payable by-product metal production: 11,050 oz gold; 9,147 tonnes lead; 13,564 tonnes zinc.
4.	By-product credits: gold $0.63 oz; lead $0.91 oz; zinc $1.28 oz. Total $2.82 oz.
5.	All per ounce costs are based on silver ounces contained in concentrates unless otherwise noted.

Management’s Discussion and Analysis for Quarter Ended March 31, 2014

RISK FACTORS

Tahoe’s ability to generate revenues and achieve a return on shareholders’ investment must be considered in light of the early production stage of the Escobal mine and sustainability of operations. The Company is subject to many of the risks common to startup enterprises, including dependence on one project, operating in a country that at times has experienced political and social unrest and anti-mining resistance, among other destabilizing factors.

DEPENDENCE ON THE ESCOBAL MINE

Until the Company acquires additional property interests, any adverse development affecting the Escobal mine could have a material adverse effect upon the Company and would materially and adversely affect the production of mineral resources, profitability, financial performance and results of operations of the Company.

OPERATIONS IN GUATEMALA

The Escobal mine is located in Guatemala. Guatemala has a history of political unrest. Guatemala suffered an armed conflict for 36 years, which was finally resolved through a peace agreement reached with the country’s internal revolutionary movement in 1996. The last political crisis in Guatemala occurred in 1983 and a constitutional government was restored in 1985. Continued political unrest or a political crisis in Guatemala could adversely affect the Company’s business and results of operations.

The Company’s business may be exposed to a number of risks and uncertainties, including terrorism and hostage taking, military repression, expropriation or nationalization without adequate compensation, illegal mining, labour unrest, high rates of inflation, changes to royalty and tax regimes, extreme fluctuations in currency exchange rates, volatile local, political and economic developments, government corruption, difficulty understanding and complying with an unpredictable regulatory and legal framework respecting the ownership and maintenance of mineral properties, renegotiation or nullification of existing concessions, licenses, permits and contracts, surface rights, mining permits, mines and mining operations, and difficulty obtaining key equipment and components for equipment. The status of Guatemala as a developing country may make it more difficult for the Company to obtain any required financing for its projects.

ANTI-MINING RESISTANCE

Some communities and non-governmental organizations (“NGOs”) have been vocal and active with respect to mining and exploration activities in Guatemala. These communities and NGOs have taken such actions as road closures, power line opposition, work stoppages, and law suits for damages. These actions relate not only to current activities but often in respect to decades old mining activities by prior owners of mining properties. Such actions by communities and NGOs may have a material adverse effect on our operations at the Escobal mine, on exploration activities in the region and on its financial position, cash flow and results of operations.

SUSTAINED PRODUCTION

The Company has not based its production decision on a feasibility study of mineral reserves demonstrating economic and technical viability, and, as a result, there may be an increased uncertainty of achieving any particular level of recovery of minerals or the cost of such recovery, including increased risks associated with developing a commercially mineable deposit. Historically, such projects have a much higher risk of economic and technical failure. There is no guarantee that production will be sustained as anticipated or that anticipated production costs will be achieved. Failure to maintain production would have a material adverse impact on the Company’s ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production levels would have a material adverse impact on the Company’s cash flow and future profitability.

Management’s Discussion and Analysis for Quarter Ended March 31, 2014

Factors that influence the Company’s ability to succeed are more fully described in the Company’s 2013 Annual Information Form available on www.sedar.com under the heading “Description of Our Business – Risk Factors”.

SELECTED FINANCIAL INFORMATION

BASIS OF PRESENTATION

The financial statements and the quarterly results presented in the table below are prepared in accordance with IFRS. The Company’s significant accounting policies are outlined within Note 2 of the Company’s audited consolidated financial statements for the year ended December 31, 2013. The Company has chosen to expense all exploration and evaluation costs except those costs associated with mineral property acquisition, surface rights purchases, major equipment, buildings, and accrued reclamation, all of which are capitalized. Underground project development costs were expensed through March 31, 2013 prior to receipt of the exploitation permit, and subsequently capitalized. These accounting policies have been followed consistently throughout the quarter.

SUMMARY OF QUARTERLY RESULTS

Selected consolidated financial information from continuing operations for the most recent eight quarters is as follows (expressed in thousands of United States dollars, except per share information):

			Net (Loss)
			Earnings per		Total
		Net (Loss)	Common Share	Total	Shareholders'
Quarters ended	Revenues	Earnings	(basic/diluted)	Assets	Equity
June 30, 2012	-	(26,073)	(0.18)	887,863	873,585
September 30, 2012	-	(21,483)	(0.15)	870,181	854,378
December 31, 2012	-	(24,920)	(0.17)	852,943	831,297
March 31, 2013	-	(24,875)	(0.17)	828,015	807,997
June 30, 2013	-	(15,614)	(0.11)	868,121	794,683
September 30, 2013	-	(15,537)	(0.11)	874,323	781,561
December 31, 2013	-	(9,571)	(0.07)	883,333	774,154
March 31, 2014	89,873	24,811	0.17	930,309	804,574

Since the completion of the Company’s Initial Public Offering and acquisition of the Escobal project in June 2010, the Company has developed the Escobal mine and commenced commercial production. Variances in results by quarter reflect overall corporate activity and factors that do not necessarily recur each quarter, including stock based compensation, interest income on fluctuating cash balances, foreign exchange gains (losses) in Canadian dollar denominated cash balances, and exploration drill programs.

Management’s Discussion and Analysis for Quarter Ended March 31, 2014

RESULTS OF Q1 2014 OPERATIONS

Summarized Financial Results (expressed in thousands of United States dollars):

	Three Months Ended
	March 31,	March 31,
	2014	2013
Revenues	$89,873	$-
Mine operating earnings	$43,141	$-
Escobal project expenses	$-	$18,987
Exploration	$1,450	$1,255
General and administrative expenses	$8,200	$4,722
Net earnings (loss)	$24,810	$(24,875)
Cash flow from operating activities	$21,549	$(28,571)

Revenues

Commercial operations commenced in January 2014 and as a result, the Company recorded revenues for the first time. Concentrate sales generated $89.9 million in revenues, net of treatment and refining charges.

The quantity of metals sold and realized prices during the three months ended March 31, 2014 are summarized in the following table:

	Three Months Ended March 31, 2014
	Quantities of	Realized	LBMA / LME
	metal sold	Price	average
Silver - ounces	4,180,080	$20.20	$20.48
Gold - ounces	2,412	$1,349	$1,292
Lead - tonnes	2,386	$1,990	$2,106
Zinc - tonnes	2,253	$1,973	$2,029

London Bullion Market Association "LBMA"
London Metal Exchange "LME

Production costs

During the three months ended March 31, 2014, production costs were comprised of:

Three months ended
March 31, 2014

Raw materials and consumables	$16,078
Employee compensation and benefits	4,889
Contractors and outside services	3,847
Other expenses	3,154
Changes in inventory	3,235
$31,203

Management’s Discussion and Analysis for Quarter Ended March 31, 2014

Non-GAAP financial measures

The Company has included certain non-GAAP financial measures throughout this document. “Total cash cost” and “total production cost” were divided by the number of silver ounces contained in concentrate to calculate per ounce figures. These measures are not defined under IFRS and should not be considered in isolation. The Company’s primary business is silver production with other metals (gold, lead and zinc), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue and is therefore considered “by-product”. When deriving the production costs associated with an ounce of silver, the Company deducts by-product credits from gold, lead and zinc sales which are incidental to producing silver. The Company believes these measures will provide investors and analysts with useful information about the Company’s underlying cash costs of operations, the impact of by-product credits on the Company’s cost structure and its ability to generate cash flow, as well as providing a meaningful comparison to other mining companies. Accordingly, these measures are intended to provide additional information and should not be substituted for GAAP measures.

The Company reports total cash costs and total production costs on a silver ounces produced basis. The Company follows the recommendation of the cost standard as endorsed by the Silver Institute. The Silver Institute is a nonprofit International association with membership from across the breadth of the silver industry. The Institute serves as the industry’s voice in increasing public understanding of the many uses and values of silver. This remains the generally accepted standard of reporting cash costs of production by precious metal mining companies.

The Company has also adopted the reporting of All-in sustaining Costs per Silver Ounce as a non-GAAP measure of a silver mining company’s operating performance and the ability to generate cash flow from operations. This measure has no standardized meaning and the Company has utilized an adapted version of the guidance released by the World Gold Council. The World Gold Council is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements.

All-in Sustaining costs include total cash costs incurred at the Company’s mining operation, sustaining capital expenditures, corporate administrative expense, exploration and evaluations costs, and reclamation and closure accretion. The Company believes that this non-GAAP measure represents the total costs of producing silver from its operation, and provides additional information of the Company’s operational performance and ability to generate cash flows to support future capital investments and sustain future production.

These non-GAAP financial measures may be calculated differently by other companies as a result of the underlying accounting principles and policies applied.

Management’s Discussion and Analysis for Quarter Ended March 31, 2014

The following tables provide a reconciliation of total production costs, total cash costs and all-in sustaining costs per ounce to the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2014.

Three months ended
Total cash costs and total production costs ($000's)	March 31, 2014
Production costs	$31,203
Add/(Subtract)
Change in product inventory	(3,235)
Royalties	4,982
Smelting and refining charges	7,025
Total cash costs before by-product credits (1)	39,975
Less gold credit	(3,255)
Less zinc credit	(4,445)
Less lead credit	(4,748)
Total cash costs net of by-product credits	$27,527
Add/(Subtract)
Depreciation and depletion	10,147
Total production costs net of by-product credits	37,674
Silver ounces produced in concentrate (000's)	4,122

Total cash costs per ounce net of by-product credits	$6.68
Total production costs per ounce net of by-product credits	$9.14

(1)	By-product credits have been calculated based on average realized price (provisional) and metal sales during the three months ended March 31, 2014;

				Per Oz.
Metal	Quantity	Price	Value ($000's)	Silver
Gold	2,412 ounces	1,349	3,255	$ 0.79
Zinc	2,253 tonnes	1,973	4,445	$ 1.08
Lead	2,386 tonnes	1,990	4,748	$ 1.15

Three months ended
All-in sustaining costs ($000's)	March 31, 2014
Total cash costs net of by-product credits	$27,527
Sustaining capital (1)	5,066
Exploration	1,450
Reclamation cost accretion	23
General and administrative expenses	8,200
All-in sustaining costs	$42,266

Silver ounces produced in concentrate (000's)	4,122

All-in sustaining cost per ounce produced net of by-product credits	$10.25

(1)	Sustaining capital includes underground development and surface sustaining capital expenditures. See reconciliation of capital in section IV. Overview of Q12014 - Escobal Operations.

Management’s Discussion and Analysis for Quarter Ended March 31, 2014

Other expenses

Exploration expense for the first quarter of 2014 was $1.5 million compared to $1.3 million for the same period in 2013. A total of 8 exploration holes totaling 5,503 metres were drilled at Escobal during the period.

During the first quarter of 2014 and 2013, corporate administration expenses were $7.5 million and $4.7 million, respectively. These include non-cash compensation expenses of $1.7 million in 2014 and $1.3 million in 2013. Cash expenses include corporate overhead, legal and regulatory expenses, investor relations, travel, insurance, employee relocation expenses, office services, rental and other general and administrative expenses.

Interest income earned by the Company on its cash balances during the first quarter of 2014 was $10, compared to $61 for the first quarter of 2013.

A foreign exchange loss of $164 was recorded for the first quarter of 2014 compared to a foreign exchange gain of $37 in the first quarter of 2013.

CASH FLOW

Cash provided from operating activities before working capital changes was $44.7 million in the first quarter. This measure, from the Company’s condensed interim consolidated statements of cash flows, is useful in comparison to other companies. Cash provided from operating activities totaled of $21.5 million in the first quarter of 2014 compared to an outflow of $28.6 million in the first quarter of 2013. The increase in cash from operations was largely due to commencement of commercial operations during the first quarter of 2014 and collection of sales proceeds.

First quarter investing activities in 2014 related to $18.3 million in property, plant, equipment additions, which compares to $29.0 million in the first quarter of 2013.

Financing activities in the first quarter of 2014 generated cash flow of $28.0 million compared to $0.1 million in 2013. Cash generated from financing activities in 2014 was primarily from the expanded credit facility proceeds and exercise of employee stock options partially offset by loan facility expenses.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s cash and cash equivalents balance as at March 31, 2014 was $39.9 million.

The Company had a working capital deficit of $34.0 million and long-term liabilities of $4.7 million as at March 31, 2014. This compares to a working capital deficit of $69.2 million as at December 31, 2013 and long-term liabilities of $4.2 million. The decrease in the deficit was primarily due to commencement of commercial operations and the sale of concentrate production.

It is the opinion of management, based on the Company’s current liquidity position, continued ramp up of operations and sale of concentrate production that the Company’s liquid assets will be sufficient to discharge liabilities, and fund the Escobal mine to full production levels. The Company may also consider alternative financing arrangements to meet its strategic needs.

Management’s Discussion and Analysis for Quarter Ended March 31, 2014

USE OF FINANCIAL INSTRUMENTS

The principal financial instruments currently affecting the Company’s financial condition are debt and leases. The Company’s exposure to credit risk on its Canadian currency and United States currency deposits is limited by maintaining such cash and term deposits with major Canadian banks and banks in the United States that have high-credit qualities. A minimal amount of cash is held by banks in Switzerland and Guatemala to fund the immediate needs of subsidiaries in those locations. To minimize risk, the Company’s funds are kept in highly liquid instruments and on deposit with stable institutions.

Cash and cash equivalents consist of cash and term deposits that are redeemable on demand. At March 31, 2014, the Company’s cash and cash equivalent holdings consisted of $38.1 million, $1.7 million in US$ equivalent CAN$, and $0.1 million in US dollar equivalent in other currencies. The Company recognized a foreign exchange loss of $164,000 for the quarter ended March 31, 2014, compared to a gain of $37,000 during the same period in 2013.

SHARE CAPITAL AND FINANCINGS

As at March 31, 2014, the Company had 146,849,633 issued and outstanding common shares, 149,140,997 on a fully diluted basis.

There were no share options granted to key management personnel, senior employees, and consultants, during the three months ended March 31, 2014. Share options vest in three equal tranches with the first tranche vesting on the first anniversary, the second on the second anniversary, and the third on the third anniversary. Share options expire five years after the grant date.

During the three months ended March 31, 2014, 649,559 stock options were exercised and the cash proceeds received were $4.7 million (2013: 7,000 options for $0.1 million of proceeds).

During the three months ended March 31, 2014, 105,667 deferred share awards vested and the shares were issued to the recipients under the provisions of the Share Plan and $2.1 million was transferred to share capital from share based payments reserve (2013: 131,666 DSA’s and $2.6 million transferred to share capital).

ASSET VALUATION

There have been no events or changes in circumstances that would indicate an impairment of the Escobal mine as at March 31, 2014.

Management’s Discussion and Analysis for Quarter Ended March 31, 2014

COMMITMENTS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

			Over	March 31,	December 31,
($000's)	1 year	2-5 years	5 years	2014	2013
Accounts payable, accrued liabilities	$44,751	$-	$-	$44,751	$54,678
Debt	77,816	-	-	77,816	52,367
Income tax payable	1,999	-	-	1,999	808
Lease agreements for rental of office facilities	2,339	2,233	-	4,572	3,868
Commitments to purchase equipment, services, materials and supplies	36,522	1,650	-	38,172	27,021
Other long-term liabilities	-	1,657	-	1,657	1,193
Reclamation provision	-	-	8,457	8,457	8,457
Total	$163,427	$5,540	$8,457	$177,424	$148,392

The Company currently has no off-balance sheet arrangements.

RECLAMATION AND CLOSURE

The Company has an obligation to reclaim its properties. The Company recognizes the present value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase in the carrying amount of the related assets is recorded and amortized over the life of the asset. As at March 31, 2014, the Company has estimated the present value of the future reclamation obligation arising from its activities to be $3.0 million. The present value calculation assumes a discount rate of 5.77%, an inflation rate of 4.31%, an undiscounted amount to settle the obligation of $8.5 million, and the commencement of reclamation activities in 17.75 years.

OUTSTANDING SHARE DATA

As at May 7, 2014, the Company had the following common shares and securities convertible into common shares outstanding:

Common shares issued prior to IPO	3,100,001
Common shares issued in IPO, Escobal project acquisition and related activities	111,990,304
Common shares issued in equity financing	24,959,692
Common shares issued after exercise of Underwriter warrants and stock options	4,449,079
Common shares issued under RSA and DSA compensation plan	1,693,666
Stock options (vested and unvested) outstanding	2,739,921
DSA's outstanding	172,334
Fully diluted shares outstanding	149,104,997

Management’s Discussion and Analysis for Quarter Ended March 31, 2014

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates used in the preparation of the financial statements include the Company’s review of asset carrying values, the determination of impairment charges of long-lived assets, determination of mineral resources and valuation of share-based payments and the determination of amounts accrued for reclamation obligations. The estimates of non-cash compensation expenses involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. Actual results could differ from those estimates.

DISCLOSURE CONTROLS AND PROCEDURES AND
INTERNAL CONTROLS OVER FINANCIAL REPORTING

MANAGEMENT’S REPORT ON DISCLOSURE CONTROLS AND PROCEDURES

Our management, including the Chief Executive Officer and the Vice-President and Chief Financial Officer, acknowledge responsibility for the design of disclosure controls and procedures and internal controls over financial reporting.

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining an adequate system of internal controls, including internal controls over financial reporting. Tahoe’s internal controls include policies and procedures that (1) pertain to the maintenance of records and accurately and fairly reflect, in reasonable detail, the transactions related to acquisition, maintenance and disposition of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and receipts are recorded and expenditures are incurred only in accordance with authorization of management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on financial statements.

The Company has designed its internal risk management and control systems to provide reasonable (but not absolute) assurance to ensure compliance with regulatory matters and to safeguard reliability of the financial reporting and its disclosures. Having assessed the effectiveness of the Company’s internal controls over financial reporting, the Chief Executive Officer and Chief Financial Officer believe that the internal controls over financial reporting are effective at a reasonable assurance level as of the end of the period covered by this report.

CHANGES IN INTERNAL CONTROLS

There were no changes to the Company’s internal controls over financial reporting during the quarter ended March 31, 2014 that have materially affected or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

The Company’s management, including the President and Chief Executive Officer and the Vice-President and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the

Management’s Discussion and Analysis for Quarter Ended March 31, 2014

Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and may not be detected.

ADDITIONAL INFORMATION

Tahoe is a Canadian public mineral exploration and development company whose common shares are listed on the TSX under the symbol “THO” and on the NYSE under the symbol “TAHO”. Tahoe is a reporting issuer in each of the provinces and territories of Canada. Additional information relating to the Company, including a copy of this MD&A, may be obtained or viewed from the System for Electronic Data Analysis and Retrieval (“SEDAR”) website at www.sedar.com, on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov, and on the Company’s website at www.tahoeresourcesinc.com.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”. Forward-looking information in this MD&A may include, but is not limited to: statements related to the Company’s liquidity position, expected working capital requirements and the sufficiency of capital resources; the 2014 operations outlook and production guidance; the assessment of future reclamation obligations; exploration and review of prospective mineral acquisitions in the Americas; statements relating to changes in Guatemalan mining laws and regulations and the timing and results of court proceedings; the timing for upgrading the paste backfill plant; the timing and cost for the addition of the fourth filter press; the timing for completion of the feasibility study; the estimation that generator power is sufficient to operate the project up to 4500 tpd; estimated production during 2014 and estimated unit costs per ounce of silver;.

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. We believe that the assumptions and expectations reflected in such forward-looking information are reasonable. Assumptions have been made regarding, among other things: our ability to carry on exploration and development activities; the timely receipt of required approvals; the price of silver and other metals; our ability to operate in a safe; efficient and effective manner; and our ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking information, including risks associated with our dependence on the Escobal mine and our limited operating history, risks associated with the fluctuation of the price of silver and other metals, the risk of unrest and political instability in Guatemala, risks associated with the availability of additional funding as and when required, exploration and development risks, permitting and licensing risks, uncertainty in the estimation of mineral resources, geologic, hydrological, and geotechnical risks, infrastructure risks, inflation risks, governmental regulation risks, environmental risks and hazards, insurance and uninsured risks, land title risks, risks associated with competition, risks associated with currency fluctuations, labour and employment risks, risks associated with dependence on key management personnel and executives, litigation risks, the risk that dividends may never be declared, risks associated with the repatriation of earnings, risks of continued negative operating cash flow, risks associated with the Company’s hedging policies, risks associated with the interests of certain directors in other mining projects, risks associated with dilution, risks associated with stock exchange prices and risks associated with effecting service of process and enforcing judgments. See the Company’s 2013 Annual Information Form available on www.sedar.com under the heading “Description of Our Business – Risk Factors”.

Management’s Discussion and Analysis for Quarter Ended March 31, 2014

Our forward-looking statements are based on the reasonable beliefs, expectations and opinions of management on the date of this MD&A. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

Investors are cautioned that the Preliminary Economic Assessment (“PEA”) is considered preliminary in nature and includes mineral resources, including inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves have not yet demonstrated economic viability. Due to the uncertainty that may be attached to mineral resources, it cannot be assumed that all or any part of a mineral resource will be upgraded to mineral reserves. Therefore, there is no certainty that the results concluded in the PEA will be realized.

NOTICE TO READERS IN THE UNITED STATES

Canadian standards, including those under NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission of the United States (“SEC”), and mineral reserve and resource information contained or incorporated by reference in the MD&A may not be comparable to similar information disclosed by U.S. companies. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion in documents filed with the SEC of information concerning “measured mineral resources,” “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.